FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Synthetic map of the remote voting procedure for the Annual and Extraordinary General Shareholders’ Meeting to be held on April 23, 2020

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Companhia”), pursuant to Article 21-T of CVM instruction No. 481, of December 17, 2009, as amended, announces to its shareholders and the market that, on the date hereof, received from the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), the synthetic map of the consolidated remote voting procedure with voting instructions sent by shareholders to the custody agent, central securities depository and Itaú for each item on the distance voting form, including the resolutions submitted to the Annual and Extraordinary General Shareholders’ Meeting to be held on April 23, 2020. The information contained in the synthetic map is attached hereto.

São Paulo, April 20, 2020.

Isabela Cadenassi

Investor Relations Officer

SCHEDULE

Summary of distance voting

Annual General Meeting (AGM) - 04/23/2020 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2019.	Approve	45,071,680
		Reject	59,093
		Abstain	12,918,482
2

Resolve on the proposal for allocation of the net profit for the fiscal year ended December 31, 2019, as detailed in the Management Proposal, in the following terms: (i) R$ 39,510,662.68 to the Legal Reserve; (ii) R$ 187,675,647.72 as minimum mandatory dividends, from which (a) the gross amount of R$ 36,737,525.34 related to the 1st quarter of 2019 was already paid as interest on net equity (being the value of R$ 31,805,714.39 the net amount effectively distributed after the deduction of the withholding income tax); and (b) the net amount of R$ 155,869,933.33 related to the 2nd, 3rd and 4th quarters, will be paid as dividend within 60 days of the date of the Meeting; and (iii) R$ 558,095,132.22 to the Expansion Reserve account.

		Approve	58,049,255
		Reject	-
		Abstain	-
3	Determination of an annual global compensation of R$ 142,066,556.11 for the members of Company’s management and Company’s fiscal council, in case the Shareholders request its installation for the year 2020, in the terms of the Management Proposal, being up to R$ 66,243,937.10 to the Board of Officers, up to R$ 75,001,819.01 to the Board of Directors and up to R$ 820,800.00 to the Fiscal Council.	Approve	10,223,673
		Reject	47,825,582
		Abstain	-
4	Do you wish to request the operation of the Fiscal Council for the fiscal year of 2020?	Yes	44,714,859
		No	7,809,355
		Abstain	5,525,041
5	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	48,106,745
		No	9,942,510
		Abstain	-

Summary of distance voting

Extraordinary General Meeting (EGM) - 04/23/2020 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Resolve on the proposal of amendment of Articles 4th and 22 of the Company’s By-laws, pursuant to the Management Proposal, to (i) reflect the capital stock increases resulting from the exercise of stock options, within the authorized capital limit, approved at meetings of the Board of Directors since the Extraordinary General Meeting held in December, 2019; and (ii) specify that the mandate period of the Board of Directors is of two (2) years, reelection being permitted.	Approve	57,768,562
		Reject	167,500
		Abstain	-
2	Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?	Yes	49,162,293
		No	8,773,769
		Abstain	-

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 20, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.